Exhibit 8(j)

                                   FEE WAIVER
                                    AGREEMENT

      THIS FEE WAIVER AGREEMENT is executed as of October 12, 2000 by Merrill Lynch Investment Managers International Limited, doing business as Mercury Advisors (the "Adviser") and Mercury Master Trust (the "Trust") on behalf of the Mercury Master Pan-European Growth Portfolio (the "Portfolio").

      WHEREAS, the Adviser has been waiving a portion of its fee on a voluntary basis;

      WHEREAS, the Adviser desires to continue waiving a portion of its fee but to do so on a contractual basis;

      WHEREAS, the Adviser understands and intends that the Portfolio and its corresponding feeder fund, Mercury Pan-European Growth Fund of Mercury Funds, Inc. (the "Fund") will rely on this Agreement in preparing registration statements on Form N-1A and in accruing the Fund's expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund and the Portfolio to do so; and

      WHEREAS, shareholders of the Fund and the Portfolio will benefit from the ongoing waiver by incurring lower Fund and Portfolio operating expenses than they would absent such waiver.

      NOW, THEREFORE, the Adviser agrees to reduce its fee from 0.75% to 0.70% of the Portfolio's average daily net assets exceeding $500 million.

      IN WITNESS WHEREOF, the Adviser and the Trust have agreed to this Fee Waiver Agreement as of the day and year first above written.

                                Merrill Lynch Investment Managers International, Limited

                                By: /s/ Peter Gibbs
                                    --------------------------------------------
                                Title: Chairman & CEO
Accepted and Agreed to:

Mercury Master Trust on behalf
of its series, Mercury Master Pan-European
Growth Portfolio

By: /s/ Terry K. Glenn
    ---------------------------------------
Title: Executive Vice President